Filed Pursuant to Rule 424(b)(5)
Registration No. 333-109310
Prospectus Supplement
(To prospectus dated October 17, 2003)

National Rural Utilities
Cooperative Finance Corporation
$250,000,000 Extendible Senior Unsecured Floating Rate
Notes Initially Due 2008
$300,000,000 Extendible Senior Unsecured Floating Rate
Notes Initially Due 2009

National Rural Utilities Cooperative Finance Corporation is offering $250,000,000 of its Extendible Senior Unsecured Floating Rate Notes initially due 2008 (the “2008 notes”) and $300,000,000 of its Extendible Senior Unsecured Floating Rate Notes initially due 2009 (the “2009 notes” and, together with the 2008 notes, the “notes”). The 2008 notes will mature on May 1, 2008, the initial maturity date, unless the maturity of all or any portion of the principal amount of the notes is extended in accordance with the procedures described herein. In no event will the maturity of the notes be extended beyond May 1, 2014. The 2009 notes will mature on April 9, 2009, the initial maturity date, unless the maturity of all or any portion of the principal amount of the notes is extended in accordance with the procedures described herein. In no event will the maturity of the notes be extended beyond April 9, 2014.

We will pay interest on the 2008 notes quarterly on the 1st calendar day of each May, August, November and February, commencing on August 1, 2007, and on the maturity date, at a rate determined for each interest period by reference to three month LIBOR plus the applicable spread for that interest period. A description of how that rate is calculated is contained in “Description of the Notes — Interest” beginning on page S-6 of this prospectus supplement.

We will pay interest on the 2009 notes quarterly on the 9th calendar day of each April, July, October and January, commencing on July 9, 2007, and on the maturity date, at a rate determined for each interest period by reference to three month LIBOR plus the applicable spread for that interest period. A description of how that rate is calculated is contained in “Description of the Notes — Interest” beginning on page S-6 of this prospectus supplement.

We will not redeem the notes prior to maturity.

The notes are being offered in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

None of the United States Securities and Exchange Commission, any state securities commission, or any governmental agency has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	2008 Notes		2009 Notes
	Per Note	Total	Per Note	Total

Public offering price	100.00%	$250,000,000	100.00%	$300,000,000
Underwriting discount	0.35%	$875,000	0.35%	$1,050,000
Proceeds, before expenses, to National Rural Utilities Cooperative Finance Corporation	99.65%	$249,125,000	99.65%	$298,950,000

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company on or about April 10, 2007.

Joint Book-Running Managers

Deutsche Bank Securities	Lehman Brothers	RBS Greenwich Capital

Senior Co-Managers
Lazard Capital Markets	HSBC	Mizuho Securities USA Inc.
Scotia Capital

Co-Managers

Comerica Securities	KeyBanc Capital Markets	Piper Jaffray

Rabo Securities, Inc.	SunTrust Robinson Humphrey

April 2, 2007

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement. We are not, and the underwriters are not, making an offer of these notes in any state or other jurisdiction where such an offer is not permitted.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the accompanying prospectus come should inform themselves about and observe any such restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

In addition to using our full name, we also refer to our company as “CFC”. References in this prospectus supplement to “$” and “dollars” are to the currency of the United States.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

The Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” into this prospectus supplement information we have filed with the SEC. This permits us to disclose important information to you by referring to these filed documents. The information incorporated by reference is an important part of this prospectus supplement, and the information we file subsequently with the SEC will automatically update and supersede the information in this prospectus supplement. Absent unusual circumstances, we will have no obligation to amend this prospectus supplement, other than filing subsequent information with the SEC. The historical and future information that is incorporated by reference in this prospectus supplement is considered to be part of this prospectus supplement. The information included elsewhere in the prospectus and this prospectus supplement, and the following information incorporated by reference is considered to be part of the prospectus and this prospectus supplement:

•	Annual Report on Form 10-K for the year ended May 31, 2006;

•	Quarterly Reports on Form 10-Q for the quarter ended August 31, 2006 and November 30, 2006; and

•	Current Reports on Form 8-K filed on June 9, 2006, August 2, 2006, December 7, 2006, December 11, 2006, December 14, 2006, March 16, 2007 and March 22, 2007.

CFC also incorporates by reference all additional documents that it may file with the SEC under the Securities Exchange Act of 1934 between the date of this prospectus supplement and the termination of the offering of the notes. However, CFC is not incorporating any document or information that is deemed to be furnished and not filed in accordance with SEC rules.

You may obtain a copy of these filings from the SEC’s website at www.sec.gov or request a copy of these filings from CFC at the address provided in the accompanying prospectus.

See also “Where You Can Find More Information About National Rural Utilities Cooperative Finance Corporation” on page 2 of the accompanying prospectus.

USE OF PROCEEDS

The net proceeds from the sale of the notes offered hereby are estimated to be $547,845,000. The proceeds will be used by CFC for general corporate purposes, including the refinancing of maturing term debt and payment of short-term debt, primarily commercial paper.

DESCRIPTION OF THE NOTES

The following description summarizes the particular terms of the notes offered and hereby supplements and, to the extent inconsistent therewith, replaces the description of the general terms of the debt securities described in “Description of the Debt Securities” on page 8 of the accompanying prospectus. The notes are referred to in the accompanying prospectus as the “debt securities.” Unless otherwise specified in an applicable prospectus supplement, the following description of the notes will apply.

General

The notes will be issued under an indenture dated as of December 15, 1987, as supplemented by a First Supplemental Indenture dated as of October 1, 1990 between CFC and U.S. Bank National Association, as successor trustee (as so supplemented, the “indenture”). The indenture does not limit the aggregate principal amount of securities which may be issued thereunder. Additionally, CFC may, without the consent of the then existing holders of the notes, “re-open” the series and issue additional notes, which additional notes will have the same terms as the notes issued hereby except for the issue price, issue date and under some circumstances, the first interest payment date. CFC will not issue any additional notes unless the additional notes will be fungible with the notes issued hereby for U.S. Federal income tax purposes.

The statements in this prospectus supplement and the accompanying prospectus concerning the indenture, one or more supplemental indentures, board resolutions or officer’s certificates establishing the terms of the notes are merely a summary and do not purport to be complete.

Maturity and Extension of Maturity

The 2008 Notes

The 2008 notes will mature on May 1, 2008, or, if such day is not a business day (as defined below), the immediately following business day (the “initial maturity date”), unless the maturity of all or any portion of the principal amount of the 2008 notes is extended in accordance with the procedures described below. In no event will the maturity of the notes be extended beyond May 1, 2014 or, if such day is not a business day, the immediately following business day (the “final maturity date”).

During a notice period for any election date you may elect to extend the maturity of all or any portion of the principal amount of your 2008 notes so that the maturity of your 2008 notes will be extended to the actual maturity date occurring thirteen months after that election date. The election dates will be the 3rd calendar day of each month, commencing on May 3, 2007 provided that if any such day is not a business day, the election date will be extended to the next succeeding business day. The actual maturity date will be the initial maturity date, the final maturity date and the 1st calendar day of each month, commencing on May 1, 2008, provided that if such day is not a business day, the payment of principal and interest may be made on the next succeeding business day as if it were made on the date that the payment was due, and no interest on such principal will accrue for the period from and after the actual maturity date.

The 2009 Notes

The 2009 notes will mature on April 9, 2009, or, if such day is not a business day (as defined below), the immediately following business day (the “initial maturity date”), unless the maturity of all or any portion of the principal amount of the 2009 notes is extended in accordance with the procedures described below. In no event will the maturity of the 2009 notes be extended beyond April 9, 2014 or, if such day is not a business day, the immediately following business day (the “final maturity date”).

During a notice period for any election date (as defined below) you may elect to extend the maturity of all or any portion of the principal amount of your 2009 notes so that the maturity of your 2009 notes will be extended to the actual maturity date (as defined below) opposite that election date. The election dates will be the 9th calendar day of each April, July, October and January, commencing on July 9, 2007 provided that if any such day is not a business day, the election date will be extended to the next succeeding business day. The actual maturity date will be the initial maturity date, the final maturity date and the 9th calendar day of each April, July, October and January, commencing on April 9, 2009, provided that if such day is not a business day, the payment of principal and interest may be made on the next succeeding business day as if it were made on the date that the payment was due, and no interest on such principal will accrue for the period from and after the actual maturity date.

The election dates and the corresponding actual maturity dates for the 2009 notes are:

Election Date	Actual Maturity Date

July 2007 Election Date	July 2009 Actual Maturity Date
October 2007 Election Date	October 2009 Actual Maturity Date
January 2008 Election Date	January 2010 Actual Maturity Date
April 2008 Election Date	April 2010 Actual Maturity Date
July 2008 Election Date	July 2010 Actual Maturity Date
October 2008 Election Date	October 2010 Actual Maturity Date
January 2009 Election Date	January 2011 Actual Maturity Date
April 2009 Election Date	April 2011 Actual Maturity Date
July 2009 Election Date	July 2011 Actual Maturity Date
October 2009 Election Date	October 2011 Actual Maturity Date
January 2010 Election Date	January 2012 Actual Maturity Date
April 2010 Election Date	April 2012 Actual Maturity Date
July 2010 Election Date	July 2012 Actual Maturity Date
October 2010 Election Date	October 2012 Actual Maturity Date
January 2011 Election Date	January 2013 Actual Maturity Date
April 2011 Election Date	April 2013 Actual Maturity Date
July 2011 Election Date	July 2013 Actual Maturity Date
October 2011 Election Date	October 2013 Actual Maturity Date
January 2012 Election Date	January 2014 Actual Maturity Date
April 2012 Election Date	April 2014 Actual Maturity Date (the final maturity date)

The Notes

You may elect to extend the maturity of all of your notes or of any portion thereof having a principal amount of $2,000 or any multiple of $1,000 in excess thereof. To make your election effective on any election date, you must deliver a notice of election during the notice period for that election. The “notice period” for each election date will begin on the tenth business day prior to the election date and end at 12:00 noon (New York City time) two business days immediately preceding the election date; provided that if the election date is not a business day, the notice period will be extended to 12:00 noon (New York City time) on the following business day. Your notice of election must be delivered through the normal clearing system channels described in more detail below, no later than 12:00 noon, New York City time, on the last business day in the notice period. Upon delivery to the trustee for the notes of a notice of election to extend the maturity of the notes or any portion thereof during a notice period, that election will be revocable during each day of such notice period, until 12:00 noon, New York City time, on the last business day in such notice period, at which time such notice will become irrevocable.

If, with respect to any election date, you do not make an election to extend the maturity date of all or any portion of the principal amount of your notes, the principal amount of the notes for which you have failed to make such an election will become due and payable on the initial maturity date, or any later actual maturity date to which the maturity date of your notes has previously been extended. The principal amount of the notes for which such election is not exercised will be represented by a note issued on such election date. The note so issued will have the same terms as the notes, except that it will not be extendible, will have a separate CUSIP number and its maturity date will be the date that is the actual maturity date that corresponds to that election date or, if such date is not a business day, the next succeeding business day. The failure to elect to extend the maturity of all or any portion of the notes will be irrevocable and will be binding upon any subsequent holder of such notes.

As used herein, “business day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in

New York City which is also a London Banking Day. A “London Banking Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

The notes will be issued in registered global form and will remain on deposit with the Depository Trust Company, or DTC, as depositary for the notes. Therefore, you must exercise the option to extend the maturity of your notes through DTC. To ensure that DTC will receive timely notice of your election to extend the maturity of all or a portion of your notes, you must instruct the direct or indirect participant through which you hold an interest in the notes to notify DTC of your election to extend the maturity of your notes in accordance with the then applicable operating procedures of DTC. See “— Book-Entry, Delivery and Form.” DTC must be timely notified of your election so that it can deliver notice thereof to the trustee prior to the close of business on the last business day in the notice period.

DTC must receive any notice of election, or any notice of revocation of a previous election, from its participants no later than 12:00 noon, New York City time, on the last business day of the notice period for any election date. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the notes to ascertain the deadline for ensuring that timely notice will be delivered to DTC.

Interest

The 2008 Notes

The 2008 notes will bear interest at three month US dollar LIBOR plus or minus the applicable spread, as described on page S-7, provided, however, the interest for the final interest period ending on the actual maturity date will be calculated according to one month US dollar LIBOR, if the final interest period is a period of one month, two month US dollar LIBOR, if the final interest period is a period of two months, or three month US dollar LIBOR, if the final interest period is a period of three months. We will pay interest quarterly in arrears on the 1st calendar day of each May, August, November and February, beginning on August 1, 2007, and on the applicable actual maturity date. If any date on which interest is scheduled to be paid falls on a day that is not a business day (each, an “original interest payment date”), we will postpone the making of such interest payment to the next succeeding business day (and interest will accrue to but excluding that next succeeding business day) unless (a) such next succeeding business day is in the next calendar month or (b) such original interest payment is also a maturity date, in which case we will move the date on which interest is to be paid to the immediately preceding business day (and interest will accrue to but excluding that immediately preceding business day). A date on which an interest payment is made (following any adjustment made in accordance with the terms of the immediately preceding sentence) is referred to as an “interest payment date.” The final interest payment date for the 2008 notes, or any portion of the 2008 notes maturing prior to the final maturity date, will be the applicable maturity date, and interest for the last interest period preceding the final maturity date (as set forth below) will accrue from and including the interest payment date immediately preceding such maturity date to but excluding the maturity date (as adjusted as described in the third sentence of this paragraph if such maturity date is not a business day). Interest on the 2008 notes will be computed on the basis of a 360-day year and the actual number of days elapsed.

Interest on the 2008 notes will accrue from and including April 10, 2007 to but excluding the first interest payment date and then from and including each interest payment date to which interest has been paid or duly provided for to but excluding the next interest payment date or the applicable maturity date, as the case may be (following any adjustment made in accordance with the terms of the immediately preceding paragraph). Each of these periods is referred to as an “interest period.”

We will pay interest on the 2008 notes to the persons in whose names the 2008 notes are registered at the close of business on the business day immediately preceding the interest payment date. However, we will pay interest on the maturity date to the same persons to whom the principal will be payable.

We have initially appointed U.S. Bank National Association as calculation agent. The calculation agent will calculate the interest rate on the 2008 notes. The calculation agent will reset the interest rate on each interest payment date (or the issue date, in the case of the first interest period), each of which is referred to as an “interest reset date,” for the interest period commencing on such date to but excluding the next interest payment date (or the maturity date, in the case of the final interest period). The interest rate for each interest period will be equal to LIBOR, plus or minus the spread, as determined below:

For Interest Reset Dates Occurring	Spread
From and including April 10, 2007 to and including April 30, 2008	Plus 0.00%
From and including May 1, 2008 to and including April 30, 2009	Plus 0.01%
From and including May 1, 2009 to and including April 30, 2010	Plus 0.02%
From and including May 1, 2010 to and including April 30, 2011	Plus 0.03%
From and including May 1, 2011 to and including April 30, 2012	Plus 0.04%
From and including May 1, 2012 to and including April 30, 2013	Plus 0.05%
From and including May 1, 2013 to and including April 30, 2014	Plus 0.05%

The interest rate in effect for the period from April 10, 2007 to but excluding May 1, 2007 (the “initial interest reset date”) will be three month US dollar LIBOR as described below under “LIBOR”, as determined on April 9, 2007 (the “initial interest rate”). The second London Banking Day preceding an interest reset date will be the “interest determination date” for that interest reset date. The interest rate in effect on each day that is not an interest reset date will be the interest rate determined as of the interest determination date pertaining to the immediately preceding interest reset date. The interest rate in effect on any day that is an interest reset date will be the interest rate determined as of the interest determination date pertaining to that interest reset date, except that the interest rate in effect for the period from and including April 10, 2007, to but excluding the next succeeding interest reset date will be the initial interest rate.

The 2009 Notes

The 2009 notes will bear interest at three month US dollar LIBOR plus or minus the applicable spread, as described below. We will pay interest quarterly in arrears on the 9th day of each April, July, October and January, beginning on July 9, 2007, and on the applicable actual maturity date. If any date on which interest is scheduled to be paid falls on a day that is not a business day (each, an “original interest payment date”), we will postpone the making of such interest payment to the next succeeding business day (and interest will accrue to but excluding that next succeeding business day) unless, for any interest payment date other than an actual maturity date, such next succeeding business day is in the next calendar month, in which case we will move the date on which interest is to be paid to the immediately preceding business day (and interest will accrue to but excluding that immediately preceding business day). A date on which an interest payment is made (following any adjustment made in accordance with the terms of the immediately preceding sentence) is referred to as an “interest payment date.” The final interest payment date for the 2009 notes, or any portion of the 2009 notes maturing prior to the final maturity date, will be the applicable maturity date, and interest for the last interest period preceding the final maturity date (as set forth below) will accrue from and including the interest payment date immediately preceding such maturity date to but excluding the maturity date (as adjusted as described in the third sentence of this paragraph if such maturity date is not a business day). Interest on the 2009 notes will be computed on the basis of a 360-day year and the actual number of days elapsed.

Interest on the 2009 notes will accrue from and including April 10, 2007 to but excluding the first interest payment date and then from and including each interest payment date to which interest has been paid or duly provided for to but excluding the next interest payment date or the applicable maturity date, as the case may be (following any adjustment made in accordance with the terms of the immediately preceding paragraph). Each of these periods is referred to as an “interest period.”

We will pay interest on the 2009 notes to the persons in whose names the 2009 notes are registered at the close of business on the business day immediately preceding the interest payment date. However, we will pay interest on the maturity date to the same persons to whom the principal will be payable.

We have initially appointed U.S. Bank National Association as calculation agent. The calculation agent will calculate the interest rate on the 2009 notes. The calculation agent will reset the interest rate on each interest payment date (or the issue date, in the case of the first interest period), each of which is referred to as an “interest reset date,” for the interest period commencing on such date to but excluding the next interest payment date (or the maturity date, in the case of the final interest period). The interest rate for each interest period will be equal to LIBOR, plus or minus the spread, as determined below:

For Interest Reset Dates Occurring	Spread

From and including April 10, 2007 to and including April 8, 2009	Plus 0.06%
From and including April 9, 2009 to and including April 8, 2010	Plus 0.07%
From and including April 9, 2010 to and including April 8, 2011	Plus 0.08%
From and including April 9, 2011 to and including April 8, 2012	Plus 0.09%
From and including April 9, 2012 to and including April 8, 2013	Plus 0.10%
From and including April 9, 2013 to and including April 8, 2014	Plus 0.11%

The interest rate in effect for the period from April 10, 2007 to but excluding July 9, 2007 (the “initial interest reset date”) will be three month US dollar LIBOR as described below under “LIBOR”, as determined on April 9, 2007, plus 0.06% (the “initial interest rate”). The second London Banking Day preceding an interest reset date will be the “interest determination date” for that interest reset date. The interest rate in effect on each day that is not an interest reset date will be the interest rate determined as of the interest determination date pertaining to the immediately preceding interest reset date. The interest rate in effect on any day that is an interest reset date will be the interest rate determined as of the interest determination date pertaining to that interest reset date, except that the interest rate in effect for the period from and including April 10, 2007, to but excluding the next succeeding interest reset date will be the initial interest rate.

LIBOR

“LIBOR” will be determined by the calculation agent in accordance with the following provisions:

(a) the calculation agent will determine the offered rate for deposits in United States dollars for the three-month period commencing on the applicable interest reset date that appears on the Designated LIBOR Page as of 11:00 A.M., London Time, on the applicable interest determination date. If fewer than two offered rates appear or no rate appears, LIBOR on the interest determination date will be determined in accordance with the provisions described in paragraph (b) set forth below.

(b) With respect to an interest determination date on which fewer than two offered rates appear or no rate appears on the Designated LIBOR Page as specified in (a) above, LIBOR will be determined according to the procedures described below.

•	The calculation agent will request the principal London offices of each of four major reference banks (which may include affiliates of the underwriters) in the London interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in United States dollars for the three-month period commencing on the first day of the relevant interest period, to prime banks in the London interbank market at approximately 11:00 A.M., London time, on the interest determination date and in a principal amount that is representative for a single transaction in United States dollars in the market at the time.

•	If at least two quotations are so provided, then LIBOR on the interest determination date will be the arithmetic mean of the quotations.

•	If fewer than two quotations are so provided, the LIBOR on the interest determination date will be arithmetic mean of the rates quoted at approximately 11:00 A.M., London time, in the applicable principal financial center, on the interest determination date by three major banks (which may include affiliates of the underwriters) in the principal financial center selected by the calculation agent for loans in United States dollars to leading European banks for the three-month period and in a principal amount that is representative for a single transaction in United States dollars in the market at the time.

•	If the banks so selected by the calculation agent are not quoting as provided above, LIBOR determined as of the interest determination date will be LIBOR in effect for the bonds on that interest determination date.

“Designated LIBOR Page” means the display on Reuters 3000 Xtra (or any successor service) on Reuters Page LIBOR01, or any other page as may replace the page on the service, for the purpose of displaying the London interbank rates of major banks of U.S. dollar deposits.

The calculation agent will, upon the request of the holder of any notes, provide the interest rate then in effect. All calculations of the calculation agent, in the absence of manifest error, shall be conclusive for all purposes and binding on us and holders of the notes.

No Early Redemption of Notes

The notes will not be redeemed by CFC prior to maturity.

Ranking

The notes will rank on a parity with all other senior indebtedness of CFC, other than debt with statutory priority.

Book-Entry, Delivery and Form

The notes will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, the Depository Trust Company (“DTC”), New York, New York, and registered in the name of Cede & Co. (DTC’s partnership nominee). Beneficial interests in the global securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. (“NASD”). Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Individual certificates in respect of the notes will not be issued in exchange for the global securities, except in limited circumstances. CFC will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in such notes represented by global securities upon delivery of such global securities for cancelation if (1) CFC decides to discontinue use of the book-entry system; (2) in the event of an event of default under the indenture, upon request of the holders of a majority of the notes or (3) DTC notifies CFC that it is unwilling or unable to continue as a clearing system in connection with such global securities or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and a successor clearing system is not appointed by CFC within 90 days after receiving such notice from DTC or upon becoming aware that DTC is no longer so registered.

Payments on any definitive notes would be made by the trustee directly to holders of the definitive notes in accordance with the procedures set forth herein and in the indenture. Interest payments and any principal payments on the definitive notes on each interest payment date would be made to holders in whose names the definitive notes were registered at the close of business on the related record date as set forth under “— Interest” beginning on page S-6 of this prospectus supplement. Such payments would be made by check mailed to the address of such holders as they appear on the notes register and, in addition, under the circumstances provided by the indenture, by wire transfer to a bank or depository institution located in the United States and appropriate facilities thereof. The final payment of principal and interest on any definitive notes, however, would be made only upon presentation and surrender of such definitive notes at the office of the paying agent for such notes.

A definitive note may be transferred free of charge in whole or in part upon the surrender of the definitive note to be transferred, together with the completed and executed assignment which appears on the reverse of the definitive note, at the specified office of any transfer agent. In the case of a permitted transfer of any part of a definitive note, a new definitive note in respect of the balance not transferred will be issued to the transferor. Each new definitive note to be issued upon the transfer of a definitive note will, upon the effective receipt of such completed assignment by a transfer agent at its respective specified office, be available for delivery at such specified office, or at the request of the holder requesting such transfer, will be mailed at the risk of the transferee entitled to the new definitive note to such address as may be specified in such completed assignment. Neither the registrar nor any transfer agent shall be required to register the transfer of or exchange of any definitive notes within 15 days before the maturity date.

Title to book-entry interests in the notes will pass by book-entry registration of the transfer within the records of DTC, in accordance with their respective procedures. Book-entry interest in the notes may be transferred within DTC in accordance with procedures established for this purpose by DTC.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s same-day funds settlement system.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the notes among its participants, DTC is under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

None of DTC or Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, DTC will mail an omnibus proxy to CFC as soon as possible after the record date. The omnibus proxy assigns consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

The information in this section concerning DTC and relating to the book-entry system has been obtained from sources that CFC believes to be reliable (including DTC), but CFC takes no responsibility for the accuracy thereof.

Neither CFC, the trustee nor the underwriters will have any responsibility or obligation to participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, DTC’s nominee or any DTC participant with respect to any ownership interest in the notes, or payments to, or the providing of notice for, DTC participants or beneficial owners.

Notices

Except as otherwise provided in the indenture, notices to holders of the notes will be sent by mail to the registered holders.

Replacement of Notes

CFC will replace any mutilated notes at the expense of the holder upon surrender of such mutilated note to the trustee. CFC will replace notes that become destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of evidence of the destruction, loss or theft thereof satisfactory to CFC and the trustee. In the case of a destroyed, lost or stolen note, an indemnity satisfactory to the trustee and CFC may be required at the expense of the holder of such note before a replacement note will be issued.

Applicable Law

The notes, the indenture and the underwriting agreement relating to the issuance of the notes are governed by and will be construed in accordance with the laws of the State of New York. CFC has not submitted to the jurisdiction of any court other than the Federal and state courts of the State of Virginia in any suit or proceeding arising out of or relating to the issuance of the notes.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary supplements, and should be read in conjunction with, the discussion set forth under “United States Taxation” on page 17 of the accompanying prospectus.

The following summary describes certain U.S. federal income tax consequences of the notes. It deals only with notes acquired in this offering and held as capital assets (generally, investment property). It does not deal with holders in special tax situations such as dealers in securities or currencies, traders in securities, holders whose functional currency is not the United States dollar, persons holding notes as part of a hedge, straddle, conversion or other integrated transaction, certain U.S. expatriates, financial institutions, insurance companies, and entities that are tax-exempt for U.S. federal income tax purposes. In addition, this summary applies only to a beneficial owner of notes that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity classified as a corporation for these purposes) created or organized in or under the laws of the United States or any state or political subdivision thereof or therein, including the District of Columbia, or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This summary does not discuss all U.S. federal income tax aspects of the notes that may be relevant to a holder, and does not discuss any state, local or foreign tax consequences. This summary is based on U.S. federal income tax law, including the provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), Treasury regulations (the “Treasury Regulations”), administrative rulings and judicial authority, all as in effect as of the date of this prospectus supplement. Subsequent developments in U.S. federal tax law, including changes in law or interpretations, which may be applied retroactively, could have a material effect on the U.S. federal tax consequences of purchasing, owning and disposing of notes.

This summary is not to be construed as tax advice for holders of notes. Prospective purchasers are urged to consult their own tax advisors with respect to the tax consequences of ownership and disposition of notes before determining whether to purchase the notes.

Although the matter is not free from doubt, we will take the position for tax reporting purposes that an election to extend the maturity of the notes is not a taxable event for United States federal income tax purposes. The Treasury Regulations governing modifications of debt instruments (the “Modification Regulations”) generally provide that the exercise of an option by a holder of a debt instrument to extend the final maturity date of a debt instrument is a taxable event if, based on all of the facts and circumstances, such extension results in the material deferral of scheduled payments. In addition, the Treasury Regulations promulgated under the original issue discount provision of the Internal Revenue Code (the “OID Regulations”) provide that, for purposes of determining the yield and maturity of a debt instrument that provides the holder with an unconditional option or options (such as an option to extend maturity) exercisable on one or more dates during the term of the debt instrument, a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument. Since the spread for the interest rate on the notes will periodically increase during the term of the notes, the holders of the notes should be deemed to elect to extend the maturity of all of the principal amount of the notes to the final maturity date for purposes of determining the final maturity date of the notes under the OID Regulations. Although the Modification Regulations do not specifically address the determination of the maturity date of debt instruments such as the notes, we will take the position for tax reporting purposes that an election to extend the maturity of all or any portion of the principal of the notes, based upon both the Modification Regulations and the OID Regulations, is not a modification and thus is not treated as a taxable event for United States federal income tax purposes.

In addition, although the matter is not free from doubt, we will take the position for tax reporting purposes that the notes should not be subject to certain Treasury Regulations governing contingent payment debt obligations. Furthermore, we will take the position for tax reporting purposes that the notes do not bear original issue discount for United States federal income tax purposes, because the difference between the stated redemption price at maturity and the issue price of the notes is less than the de minimis amount specified by the relevant provisions of the Internal Revenue Code and the Treasury Regulations issued thereunder.

No assurance can be given that the Internal Revenue Service will accept, or that the courts will uphold, the tax treatment of the notes described above. If an election to extend the maturity of all or any portion of the principal amount of the notes were treated as a taxable event for United States federal income tax purposes, then holders would be required to recognize gain, if any, upon the exercise of such election. If the regulations governing contingent payment debt obligations are applied to the notes, the timing and character of income thereon would be affected. Among other things, holders might be required to accrue interest income on the notes in excess of the interest currently payable on the notes. Furthermore, any gain recognized with respect to the notes would generally be treated as ordinary income. However, because the notes bear a variable interest rate that is reset monthly, CFC expects that even if such regulations applied to the notes, (i) the accrual of income should not significantly exceed the interest payable on the notes and (ii) the amount of any gain recognized with respect to the notes should not be significant (but the amount of any such gain will depend upon all of the facts and circumstances at the time of the recognition event).

A holder of notes may be subject to United States or other taxation and taxes may be withheld on certain payments. Please consult “United States Taxation” on page 17 of the accompanying prospectus for information regarding United States taxation and withholding obligations.

The maximum tax rate on long term capital gains for an individual is 15% for gains realized prior to January 1, 2011. For gains realized thereafter, the long term capital gains tax rate for an individual will be 20%. The backup withholding rate is 28% through 2010. The backup withholding rate will be 31% thereafter.

UNDERWRITING

The underwriters named below have severally agreed to purchase, and CFC has agreed to sell to them, severally, the principal amounts of the notes indicated below. CFC has entered into an underwriting agreement with underwriters for whom Deutsche Bank Securities Inc., Lehman Brothers Inc. and Greenwich Capital Markets, Inc. are acting as representatives. The underwriting agreement, dated the date hereof, provides that the several obligations of the underwriters are subject to certain conditions as therein set forth. The underwriters will be obligated to purchase all the notes being underwritten or sold by them if any of the notes are purchased.

	Principal	Principal
	Amount of	Amount of
Underwriter	the 2008 Notes	the 2009 Notes

Deutsche Bank Securities Inc.	$70,833,334	$85,000,000
Lehman Brothers Inc.	70,833,333	85,000,000
Greenwich Capital Markets, Inc.	70,833,333	85,000,000
Lazard Capital Markets LLC	6,250,000	7,500,000
HSBC Securities (USA) Inc.	6,250,000	7,500,000
Mizuho Securities USA Inc.	6,250,000	7,500,000
Scotia Capital (USA) Inc.	6,250,000	7,500,000
Comerica Securities, Inc.	2,500,000	3,000,000
KeyBanc Capital Markets, A division of McDonald Investments Inc.	2,500,000	3,000,000
Piper Jaffray & Co.	2,500,000	3,000,000
Rabo Securities USA, Inc.	2,500,000	3,000,000
SunTrust Capital Markets, Inc.	2,500,000	3,000,000

Total	$250,000,000	$300,000,000

CFC has been advised by the underwriters that the underwriters propose to offer the notes to the public initially at the offering prices set forth on the cover of this prospectus supplement and to certain dealers at such prices less a selling concession of 0.21% of the principal amount of the notes. The underwriters may allow and each such dealer may reallow to other dealers a concession not exceeding 0.11% of the principal amount of the notes. After the initial public offering, such public offering prices, concessions, reallowances and other selling terms may be changed.

The following table shows the underwriting discounts and commissions to be paid to the underwriters by CFC in connection with the offering:

	Per Note	2008 Notes	2009 Notes	Total

Underwriting discounts and commissions payable by us	0.35%	$875,000	$1,050,000	$1,925,000

Expenses associated with this offering, to be paid by CFC, are estimated to be $230,000.

In connection with the offering made hereby, the underwriters may purchase and sell such notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the notes, and short positions created by the underwriters involve the sale by the underwriters of a greater aggregate principal amount of the notes than they are required to purchase from CFC. The underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the notes sold in the offering may be reclaimed by the underwriters if such notes are repurchased by the underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the notes, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

Certain of the underwriters may make the securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Corporation, an Internet-based communications technology provider. Market Axess Corporation is providing the system as a conduit for communications between the underwriters and their customers and is not a party to any transactions. Market Axess Corporation, a registered broker-dealer, will receive compensation from the underwriters based on transactions the underwriters conduct through the system. The underwriters will make the securities available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

The notes are a new issue of securities with no established trading market. CFC has been advised by the underwriters that they intend to make a market in the notes, but are not obligated to do so, and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

CFC has agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933.

In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with CFC and its affiliates, for which they have received, and in the future expect to receive, customary compensation. In addition, affiliates of the underwriters from time to time have acted or in the future may continue to act as lenders to CFC and its affiliates, for which they have received or expect to receive customary compensation.

It is expected that delivery of the notes will be made against payment therefor on or about April 10, 2007, which is the fifth trading day following the date hereof (such settlement cycle being referred to as T+5). Purchasers of notes should note that the ability to settle secondary market trades of the notes effected on the date of pricing and the next succeeding business day may be affected by the T+5 settlement.

Lazard Capital Markets LLC (“Lazard Capital Markets”) has entered into an agreement with Mitsubishi UFJ Securities (USA), Inc. (“MUS(USA)”) pursuant to which MUS(USA) provides certain advisory and/or other services to Lazard Capital Markets, including in respect of this offering. In return for the provision of such services by MUS(USA) to Lazard Capital Markets, Lazard Capital Markets will pay to MUS(USA) a mutually agreed upon fee.

See “Plan of Distribution” on page 24 of the accompanying prospectus for further information regarding the distribution of the notes.

LEGAL MATTERS

The validity of the notes offered hereby and certain United States tax matters relating to the notes will be passed upon for CFC by Hogan & Hartson L.L.P., Columbia Square, 555 Thirteenth Street, NW, Washington, DC. The underwriters will be represented by Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York.

EXPERTS

The consolidated financial statements, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus supplement by reference from the Company’s Annual Report on Form 10-K for the year ended May 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

National Rural Utilities

Cooperative Finance Corporation

$5,078,591,000

Debt Securities

We plan to issue from time to time up to $5,078,591,000 of debt securities. We will provide the specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and any supplements carefully.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these debt securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate the sale of debt securities unless accompanied by a prospectus supplement.

The date of this prospectus is October 17, 2003

WHERE YOU CAN FIND MORE INFORMATION ABOUT

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

      National Rural Utilities Cooperative Finance Corporation (“CFC”) files annual, quarterly and current reports and other information with the SEC. You may read and copy any document CFC files at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. CFC’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

      The SEC allows the incorporation by reference of information filed in other documents into this prospectus, which means that CFC can disclose information important to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. CFC incorporates by reference the document listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

• Annual Report on Form 10-K for the year ended May 31, 2003.

• Current Report on Form 8-K dated September 30, 2003.

      You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Steven L. Lilly
Senior Vice President and Chief Financial Officer
National Rural Utilities Cooperative Finance Corporation
Woodland Park, 2201 Cooperative Way
Herndon, Virginia 20171-3025
(703) 709-6700

      You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have authorized no one to provide you with different information. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of the document. We are not making an offer of these debt securities in any jurisdiction where the offer is not permitted.

CFC

      CFC was incorporated as a private, not-for-profit cooperative association under the laws of the District of Columbia in 1969. CFC’s principal purpose is to provide its members with a source of financing to supplement the loan program of the Rural Utilities Service (“RUS”) of the United States Department of Agriculture. CFC makes loans primarily to its rural utility system members to enable them to acquire, construct and operate electric distribution, generation, transmission and related facilities. CFC also makes loans to service organizations to finance office buildings, equipment, related facilities and services provided by them to the rural utility systems. CFC has also provided guarantees for tax-exempt financing of pollution control facilities and other properties constructed or acquired by its members. Through Rural Telephone Finance Cooperative (“RTFC”), a controlled affiliate of CFC established in 1987, CFC provides financing to rural telephone and telecommunications companies and their affiliates. CFC’s offices are located at Woodland Park, 2201 Cooperative Way, Herndon, VA 20171-3025 and its telephone number is (703) 709-6700.

      CFC’s 1,042 electric members as of May 31, 2003 included 898 utility members, the majority of which are consumer-owned cooperatives, 71 service members and 73 associate members. The utility members included 826 distribution systems and 72 generation and transmission systems in 49 states, the District of Columbia and one U.S. territory.

      CFC’s long-term loans to utility members generally have 35-year maturities. CFC makes loans alone or in conjunction with concurrent RUS loans. Loans made to members that do not also have RUS loans are generally secured by a mortgage on substantially all of the utility member’s property (including revenues). Loans made to members that also have RUS loans are generally secured ratably with RUS’s loans by a common mortgage on substantially all the utility member’s property (including revenues). Interest rates on these loans are either fixed or variable. Fixed rates are offered daily based on the overall cost of long-term funds and may be obtained for any period from one to 35 years. Variable rates are adjusted monthly in line with changes in the cost of short-term funds.

      CFC makes short-term line-of-credit loans on either a secured or an unsecured basis. CFC has the right to adjust the rates on these loans semi-monthly in line with changes in the short-term cost of funds.

      CFC also makes loans to telecommunication systems through RTFC. These loans are primarily long-term fixed or variable rate loans with maturities not exceeding 15 years and short-term loans. In many cases, the customers of the electric cooperatives are also the customers of the RTFC telecommunications systems, as both the cooperatives and the RTFC systems serve the rural areas of the United States.

      At May 31, 2003, CFC had a total of $19,484 million of loans and $1,904 million of guarantees outstanding.

      CFC’s guarantees are senior obligations ranking on a par with its other senior debt. Even if the system defaults in payment of the guaranteed obligations, the debt generally cannot be accelerated as long as CFC pays the debt service under its guarantee as due. The system is generally obligated to reimburse CFC on demand for amounts paid on the guarantee, and this obligation is usually secured by a mortgage, often joint with RUS, on the system’s property or, in the case of a lease transaction, on the leased property. Holders of $829 million of the guaranteed pollution control debt at May 31, 2003 had the right at certain times to tender their bonds for remarketing, and, if they cannot otherwise be remarketed, CFC has committed to purchase bonds so tendered.

      By policy, CFC maintains an allowance for loan losses at a level believed to be adequate in relation to the quality and size of its loans and guarantees outstanding. At May 31, 2003, the allowance was $565 million. At May 31, 2003, CFC’s ten largest borrowers had outstanding loans totaling $4,768 million, which represented 24% of CFC’s total loans outstanding. As of May 31, 2003, outstanding guarantees for these same ten largest borrowers totaled $610 million, which represented 32% of CFC’s guarantees outstanding. On that date, no member had loans and guarantees outstanding in excess of 3.4% of the aggregate amount of CFC’s outstanding loans and guarantees.

USE OF PROCEEDS

      Unless otherwise specified in a prospectus supplement, CFC will add the net proceeds from the sale of the debt securities to the general funds, which will be used to make loans to members, repay short-term borrowings, refinance existing long-term debt and for other corporate purposes. CFC expects to incur additional indebtedness from time to time, the amount and terms of which will depend upon the volume of its business, general market conditions and other factors.

SUMMARY FINANCIAL INFORMATION

      The following is a summary of selected financial data for each of the five years ended May 31, 2003.

	2003	2002	2001	2000	1999

(Dollar amounts in thousands)

For the year ended May 31:

Operating income	$1,070,875	$1,186,533	$1,388,295	$1,020,998	$792,052

Gross margin	140,028	300,695	270,456	159,674	127,943

Operating margin	15,153	63,834	132,766	115,333	76,439

Derivative cash settlements(A)	122,825	34,191	—	—	—

Derivative forward value(A)	757,212	41,878	—	—	—

Foreign currency adjustments(B)	(243,220)	(61,030)	—	—	—

Cumulative effect of change in accounting principle(A)	—	28,383	—	—	—

Net margin	$651,970	$107,256	$132,766	$115,333	$76,439

Fixed charge coverage ratio	1.70	1.09	1.12	1.13	1.12

Adjusted fixed charge coverage ratio	1.17	1.12	1.12	1.13	1.12

As of May 31:

Assets	$20,974,288	$20,342,935	$19,998,842	$17,083,440	$13,925,252

Long-term debt(C)	16,000,744	14,855,550	11,376,412	10,595,596	6,891,122

Subordinated deferrable debt	650,000	600,000	550,000	400,000	400,000

Members’ subordinated certificates	1,708,297	1,691,970	1,581,860	1,340,417	1,239,816

Members’ equity(A)	454,376	392,056	393,899	341,217	296,481

Total equity	930,836	328,731	393,899	341,217	296,481

Guarantees(D)	$1,903,556	$2,056,385	$2,217,559	$1,945,202	$1,893,197

Leverage ratio	23.58	67.14	55.40	54.77	52.35

Adjusted leverage ratio	6.63	7.18	7.72	8.10	7.10

Debt to equity ratio	21.53	60.88	49.77	49.07	45.97

Adjusted debt to equity ratio	4.96	5.40	6.05	6.46	5.52

(A)	The derivative cash settlements represent the net settlements due on interest rate and cross currency exchange agreements that do not qualify for hedge accounting for the years ended May 31, 2003 and 2002. In prior years, this amount had been included in the cost of funds line on the combined statement of operations. The derivative forward value represents the present value of all future net settlements on agreements that do not qualify for hedge accounting based on the current estimate of future interest rates. The cumulative effect of change in accounting principle represents the forward value of interest rate and cross currency exchange agreements recorded as a transition adjustment upon adoption of Statement of Financial Accounting Standards No. 133 (“SFAS 133”). Members’ equity represents total equity excluding foreign currency adjustments, derivative forward value, cumulative effect of change in accounting principle and accumulated other comprehensive income.

(B)	Foreign currency adjustments represent the change in value during the period on foreign denominated debt that is not related to a qualifying hedge under SFAS 133. The foreign denominated debt is revalued at each reporting date based on the current exchange rate. To the extent that the current exchange rate is different than the exchange rate at the time of issuance, there will be a change in the value of the foreign denominated debt. CFC enters into foreign currency exchange agreements at the time of each foreign denominated debt issuance to lock in the exchange rate for all principal and interest payments required through maturity.

(C)	Includes commercial paper reclassified as long-term debt in the amount of $3,951 million, $3,706 million, $4,638 million, $5,493 million and $2,403 million at May 31, 2003, 2002, 2001, 2000 and 1999, respectively, due to revolving credit agreements in place allowing CFC to borrow the amounts noted on a long-term basis. Excludes $2,911 million, $2,883 million, $4,388 million, $3,040 million and $983 million in long-term debt that comes due, matures and/or will be redeemed during fiscal years 2004, 2003, 2002, 2001 and 2000, respectively. Includes the long-term debt valuation allowance of $(1) million and $2 million and the foreign currency valuation account of $326 million and $(2) million at May 31, 2003 and 2002, respectively.

(D)	Members’ interest expense on debt obligations guaranteed by CFC was approximately $28 million, $39 million, $69 million, $40 million, and $74 million for the years ended May 31, 2003, 2002, 2001, 2000, and 1999, respectively.

Non-GAAP Financial Measures

      CFC makes certain adjustments to financial measures in assessing its financial performance that are not in accordance with generally accepted accounting principles (“GAAP”). These non-GAAP adjustments fall primarily into two categories: (1) adjustments to exclude the impact of the accounting for investments required by SFAS 133 and foreign currency adjustments, and (2) adjustments related to the calculation of leverage and debt to equity ratios. These adjustments reflect management’s perspective on CFC’s operations, and in several cases adjustments used to measure covenant compliance under its revolving credit agreements, and thus CFC believes these are useful financial measures for investors. For a more complete explanation of these adjustments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” in CFC’s Annual Report on Form 10-K for the year ended May 31, 2003 incorporated by reference in this prospectus. Reconciliations of these adjusted measures to GAAP financial measures follow.

Adjustments to Fixed Charge Coverage Ratio Calculation

      Fixed charge coverage ratio using GAAP financial measures is calculated as follows:

Cost of funds + net margin prior to cumulative effect of change in accounting principle
Fixed Charge Coverage Ratio =
Cost of funds

      Adjusted fixed charge coverage ratio is calculated as follows:

Cost of funds + derivative cash settlements + net margin prior to the cumulative effect of change in accounting principle - derivative forward value - foreign currency adjustments
Adjusted fixed charge coverage ratio =
Cost of funds + derivative cash settlements

      The following chart provides a reconciliation between cost of funds and net margin and these financial measures adjusted to exclude the impact of SFAS 133 and foreign currency adjustments for the years ended May 31, 2003 and 2002. No adjustment for SFAS 133 and foreign currency adjustments is necessary for periods prior to CFC’s implementation of SFAS 133 in fiscal year 2002.

	Year Ended May 31,
(Dollar amounts in thousands)	2003	2002

Cost of funds	$930,847	$885,838

Plus: Derivative cash settlements	(122,825)	(34,191)

Adjusted cost of funds	$808,022	$851,647

Net margin prior to cumulative effect of change in accounting principle	$651,970	$78,873

Less: Derivative forward value	(757,212)	(41,878)

Foreign currency adjustments	243,220	61,030

Adjusted net margin	$137,978	$98,025

Adjustments to the Calculation of Leverage and Debt to Equity Ratios

      The leverage and debt to equity ratios using GAAP financial measures are calculated as follows:

Liabilities + guarantees outstanding
Leverage ratio =
Total equity

Liabilities
Debt to equity ratio =
Total equity

      The adjusted leverage and debt to equity ratios are calculated as follows:

Liabilities - derivative liabilities - foreign currency valuation account - debt used to fund loans guaranteed by RUS - subordinated deferrable debt - members’ subordinated certificates +guarantees outstanding
Adjusted leverage ratio =
Total equity - derivative forward value - cumulative effect of change in accounting principle - foreign currency adjustments - accumulated other comprehensive loss + members’ subordinated certificates + subordinated deferrable debt

Liabilities - derivative liabilities - foreign currency valuation account - debt used to fund loans guaranteed by RUS - subordinated deferrable debt - members’ subordinated certificates
Adjusted debt to equity ratio =
Total equity - derivative forward value - cumulative effect of change in accounting principle - foreign currency adjustments - accumulated other comprehensive loss + members’ subordinated certificates + subordinated deferrable debt + loan loss allowance

      The following chart provides a reconciliation between the liabilities and equity used to calculate the leverage and debt to equity ratios and these financial measures reflecting the adjustments noted above, as well as the ratio calculations for the five years ended May 31, 2003.

	May 31,

	2003	2002	2001	2000	1999
(Dollar amounts in thousands)
Liabilities	$20,043,452	$20,014,204	$19,604,943	$16,742,223	$13,628,771

Less:

Derivative liabilities (1) (2)	(353,840)	(254,143)	—	—	—

Foreign currency valuation account (3)	(325,810)	2,355	—	—	—

Debt used to fund loans guaranteed by RUS	(266,857)	(242,574)	(182,134)	(89,153)	(130,940)

Subordinated deferrable debt	(650,000)	(600,000)	(550,000)	(400,000)	(400,000)

Subordinated certificates	(1,708,297)	(1,691,970)	(1,581,860)	(1,340,417)	(1,239,816)

Adjusted liabilities	$16,738,648	$17,227,872	$17,290,949	$14,912,653	$11,858,015

Total Equity	$930,836	$328,731	$393,899	$341,217	$296,481

Less:

Prior year cumulative derivative forward value and foreign currency adjustments (2)(3)(4)	(9,231)	—	—	—	—

Current period derivative forward value (2)(4)	(757,212)	(70,261)	—	—	—

Current period foreign currency adjustments (3)	243,220	61,030	—	—	—

Accumulated other comprehensive loss (2)	46,763	72,556	—	—	—

Subtotal members’ equity	454,376	392,056	393,899	341,217	296,481

Plus:

Subordinated certificates	1,708,297	1,691,970	1,581,860	1,340,417	1,239,816

Subordinated deferrable debt	650,000	600,000	550,000	400,000	400,000

Adjusted equity	$2,812,673	$2,684,026	$2,525,759	$2,081,634	$1,936,297

Loan loss allowance	565,058	506,742	331,997	228,292	212,203

Adjusted equity plus loan loss allowance	$3,377,731	$3,190,768	$2,857,756	$2,309,926	$2,148,500

Guarantees	$1,903,556	$2,056,385	$2,217,559	$1,945,202	$1,893,197

Leverage ratio	23.58	67.14	55.40	54.77	52.35

Adjusted leverage ratio	6.63	7.18	7.72	8.10	7.10

Debt to equity ratio	21.53	60.88	49.77	49.07	45.97

Adjusted debt to equity ratio	4.96	5.40	6.05	6.46	5.52

(1)	Includes the long-term debt valuation allowance of $(941) and $2,340 at May 31, 2003 and 2002, respectively.

(2)	No adjustment for SFAS 133 is necessary for periods prior to CFC’s implementation of SFAS 133 in fiscal year 2002.

(3)	No adjustment for foreign currency is required prior to CFC’s implementation of SFAS 133 in fiscal year 2002. Prior to that date, CFC was allowed under SFAS 52 to account for the foreign denominated debt and the related cross currency exchange agreement as one transaction in the cost of funds.

(4)	Includes $28,383 related to the cumulative effect of change in accounting principle recorded in fiscal year 2002.

     CFC does not have outstanding any common stock and does not pay dividends. Annually, CFC allocates its net margin to its members in the form of patronage capital certificates. Under current policies, CFC retires patronage capital 70% during the next fiscal year and holds the remaining 30% for 15 years. All retirements of patronage capital are subject to approval by the Board of Directors, if permitted by CFC’s contractual obligations and to the extent that the Board of Directors in its discretion may determine from time to time that the financial condition of CFC will not be impaired as a result.

CAPITALIZATION

      The following table shows the capitalization of CFC as of May 31, 2003.

(Dollars amounts in thousands)

Senior debt:

Short-term debt(A)	$1,096,353

Long-term debt(A)	16,000,744

Total senior debt(B)	17,097,097

Subordinated debt and total equity:

Subordinated deferrable debt(C)	650,000

Members’ subordinated certificates(D)	1,708,297

Total equity	930,836

Total capitalization	$20,386,230

(A)	At May 31, 2003, CFC reclassified $3,951 million of short-term debt as long-term due to revolving credit agreements in place at May 31, 2003 that would allow CFC to borrow $3,951 million with repayment due after May 31, 2004.

(B)	In addition, at May 31, 2003 CFC had outstanding guarantees of tax-exempt securities issued on behalf of members in the aggregate amount of $899 million. Guaranteed tax-exempt securities include $829 million of long-term adjustable or floating/ fixed rate pollution control bonds which are required to be remarketed at the option of the holders. CFC has agreed to purchase any such bonds that cannot be remarketed. At May 31, 2003, CFC had also guaranteed its members’ obligations in connection with certain lease transactions and other debt in the amount of $1,005 million.

(C)	Subordinated deferrable debt is subordinate and junior in right of payment to senior debt. CFC has the right at any time and from time to time during the term of the subordinated deferrable debt to defer the payment of interest for up to 20 consecutive quarters.

(D)	Subordinated certificates are subordinated obligations purchased by members as a condition of membership and in connection with CFC’s extension of long-term credit to them. Those certificates issued as a condition of membership, $644 million at May 31, 2003, generally mature 100 years from issuance and bear interest at 5% per annum. The loan and guarantee subordinated certificates mature at the same time as, or amortize proportionately with, the credit extended, and either are non-interest bearing or bear interest at varying rates.

DESCRIPTION OF DEBT SECURITIES

      The following description summarizes the general terms and provisions that may apply to the debt securities. Each prospectus supplement will state the particular terms of the debt securities and the extent, if any, to which the general provisions may apply to the debt securities included in the supplement.

      The debt securities will be issued under an indenture dated as of December 15, 1987, as supplemented by a First Supplemental Indenture dated as of October 1, 1990, between CFC and U.S. Bank National Association, as successor trustee (as so supplemented, the “indenture”). The indenture does not limit the aggregate principal amount of debt securities which may be issued under it. Additionally, CFC may, without the consent of the holders of the debt securities of any series, re-open a previous series of debt securities and issue additional debt securities of the same series, which additional debt securities will have the same terms as the original series except for the issue price, issue date and, in some cases, the first interest payment date.

CFC will not issue any additional debt securities of the same series unless the additional debt securities will be fungible with all debt securities of the same series for United States Federal income tax purposes.

      The statements in this prospectus concerning the indenture, one or more supplemental indentures, board resolutions or officer’s certificates establishing the debt securities, and the debt securities are merely an outline and do not purport to be complete. We refer you to the indenture and any supplemental indenture, each of which is or will be incorporated by reference into this prospectus for further information.

General

      The debt securities will be issued in fully registered form without coupons unless the applicable prospectus supplement provides for an issuance to be in a form registered as to principal only with or without coupons or in bearer form with or without coupons or any combination thereof. Debt securities may also be issued in temporary or definitive global bearer form. Unless specified otherwise in the prospectus supplement all debt securities will be denominated in U.S. dollars, registered debt securities will be issued in denominations of $1,000 or multiples of $1,000 and bearer debt securities will be issued in denominations of $5,000 or multiples of $5,000.

      The debt securities will be direct, unsecured obligations of CFC. CFC also issues secured senior debt in the form of collateral trust bonds, secured by a pledge of member loans. At May 31, 2003, CFC had $6,302 million collateral trust bonds outstanding.

      If any of the debt securities are offered in a foreign currency or currency unit or if principal of, any premium or any interest on any of the debt securities is payable in any foreign currency or currency unit, the applicable prospectus supplement will describe the restrictions, elections, specific terms and other information relative to those debt securities.

      CFC may issue debt securities in one or more series with the same or various maturities at or above par or with an original issue discount. Original issue discount securities bearing no interest or interest at a rate which at the time of issuance is below market rates will be sold at a discount (which may be substantial) below their stated principal amount. See “United States Taxation—Tax consequences to U.S. Holders— Interest” for a discussion of certain Federal income tax considerations with respect to any original issue discount securities.

      The prospectus supplement relating to the particular series of debt securities being offered will specify the amounts, prices and terms of such securities. These terms may include:

•	the title and the limit on the aggregate principal amount of debt securities to be issued;

•	the percentage of their principal amount at which the debt securities will be sold;

•	the date or dates on which the debt securities will mature;

•	the annual rate or rates (which may be fixed or variable) or the method of determining any rate or rates at which the debt securities will bear interest;

•	the date or dates from which such interest shall accrue and the date or dates at which interest will be payable;

•	the place where payments may be made on the debt securities;

•	any redemption or sinking fund terms;

•	the principal amount of original issue discount debt securities payable upon acceleration;

•	the means of satisfaction and discharge of the indenture with respect to the debt securities;

•	any changes or additions to the events of default or covenants described in this prospectus;

•	the currency, currencies or currency unit or units for which the debt securities may be purchased and the currency, currencies or currency unit or units in which the payment of principal of and any premium and interest on such securities will be made;

•	if either CFC or the holders of debt securities may elect payment in a currency, currencies or currency unit or units other than that in which the debt securities are stated to be payable, then the period or periods within which, and the terms upon which, the election may be made and, if the amount of those payments may be determined with reference to an index based on a currency, currencies or currency unit or units, other than that in which the debt securities are stated to be payable, then the manner in which such amounts shall be determined;

•	whether the debt securities will be issued as registered debt securities, in a form registered as to principal only with or without coupons, or as bearer debt securities including temporary and definitive global form, or any combination thereof and applicable exchange provisions;

•	whether CFC will pay additional amounts to any holder of debt securities who is not a United States person (as defined under “United States Taxation”) in respect of any tax, assessment or governmental charge required to be withheld or deducted and whether CFC will have the option to redeem the applicable debt securities rather than pay additional amounts;

•	the applicability to the series of the indenture defeasance provisions;

•	whether the covenants described below under “Restriction on Indebtedness” will apply to the debt securities; and

•	any other terms of the debt securities not inconsistent with the indenture. (Section 301)

Exchange, Registration and Transfer

      Unless otherwise specified in the applicable prospectus supplement, registered debt securities of any series that are not global debt securities will be exchangeable for other registered debt securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. In addition, if debt securities of any series are issuable as both registered debt securities and bearer debt securities, the holder may choose, upon written request and subject to the terms of the indenture, to exchange bearer debt securities and the appropriate related coupons of that series into registered debt securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Bearer debt securities with attached coupons surrendered in exchange for registered debt securities between a regular record date or a special record date and the relevant date for payment of interest must be surrendered without the coupon relating to the interest payment date. Interest will not be payable in respect of the registered debt security issued in exchange for that bearer debt security. The interest will be payable only to the holder of that coupon when due in accordance with the terms of the indenture. Bearer debt securities will not be issued in exchange for registered debt securities. No service charge will be made for any registration of transfer or exchange of the debt securities, but CFC may require payment of a sum sufficient to cover any applicable tax. (Section 305)

      You may present debt securities for exchange as provided above. In addition, you may present registered debt securities for registration of transfer together with the duly executed form of transfer at the office of the security registrar or at the office of any transfer agent designated by CFC for that purpose with respect to any series of debt securities referred to in an applicable prospectus supplement. The security registrar or the transfer agent will effect the transfer or exchange upon being satisfied with the documents of title and identity of the person making the request. CFC has appointed U.S. Bank National Association as security registrar. (Section 305) If a prospectus supplement refers to any transfer agents (in addition to the security registrar) initially designated by CFC with respect to any series of debt securities, CFC may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts. However, if debt securities of a series are issuable solely as registered debt securities, CFC will be required to maintain a transfer agent in each place of payment for such series and, if debt securities of a series are issuable as bearer debt securities, CFC will be required to maintain (in addition to the security registrar) a transfer agent in a place of payment for such series. CFC may at any time designate additional transfer agents with respect to any series of debt securities. (Section 1002)

      In the event of any redemption in part, CFC will not be required to:

•	issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on:

•	if debt securities of the series are issuable only as registered debt securities, the day of mailing of the relevant notice of redemption;

•	if debt securities of the series are issuable only as bearer debt securities, the day of the first publication of the relevant notice of redemption; or

•	if debt securities of the series are issuable as registered debt securities and bearer debt securities and there is no publication of the relevant notice of redemption, the day of mailing of the relevant notice of redemption;

•	register the transfer of or exchange any registered debt security, or portion thereof, called for redemption, except the unredeemed portion of any registered debt security being redeemed in part; or

•	exchange any bearer debt security called for redemption, except to exchange such bearer debt security for a registered debt security of that series and like tenor which is simultaneously surrendered for redemption. (Section 305)

Payment and Paying Agents

      Unless otherwise specified in an applicable prospectus supplement, payment of principal and any premium and any interest on registered debt securities will be made at the office of the paying agent or paying agents that CFC may designate at various times. However, CFC may also make interest payments by check mailed to the address, as it appears in the security register, of the person entitled to the payments. (Section 301) Unless otherwise specified in an applicable prospectus supplement, CFC will make payment of any installment of interest on registered debt securities to the person in whose name that registered debt security is registered at the close of business on the regular record date for such interest. (Section 307)

      Unless otherwise specified in an applicable prospectus supplement, the office of U.S. Bank National Association in the Borough of Manhattan, The City of New York will be designated as sole paying agent for payments with respect to debt securities that are issuable solely as registered debt securities and as CFC’s paying agent in the Borough of Manhattan, The City of New York, for payments with respect to debt securities. Any paying agents outside the United States and any other paying agents in the United States initially designated by CFC for the securities will be named in an applicable prospectus supplement. CFC may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. However, unless otherwise specified in an applicable prospectus supplement, if debt securities of a series are issuable solely as registered debt securities, CFC will be required to maintain a paying agent in each place of payment for such series. If debt securities of a series are issuable as bearer debt securities, CFC will be required to maintain:

•	a paying agent in the Borough of Manhattan, The City of New York, for payments with respect to any registered debt securities of the series and for payments with respect to bearer debt securities of the series in certain circumstances and

•	a paying agent in a place of payment located outside the United States where bearer debt securities of such series and any coupons may be presented and surrendered for payment. (Section 1002)

      All moneys paid by CFC to a paying agent for the payment of principal, premium, or interest on any debt security or coupon that remains unclaimed at the end of two years after becoming due and payable will be repaid to CFC. After that time, the holder of the debt security or coupon will, as an unsecured general creditor, look only to CFC for payment out of those repaid amounts. (Section 1003)

Restriction on Indebtedness

      CFC may not incur any indebtedness ranking senior to the debt securities or make any optional prepayment on any capital term certificate if, as a result, the principal amount of senior indebtedness outstanding, less the principal amount of government or government insured obligations held by CFC, on any future date would exceed 20 times the sum of the members’ equity in CFC at the time of determination plus the principal amount of capital term certificates outstanding at the time of determination or at the given future date. The principal amounts of senior indebtedness and capital term certificates to be outstanding on any future given date will be computed after giving effect to maturities and sinking fund requirements. (Section 1007) Senior indebtedness means all indebtedness of CFC (including all guarantees by CFC of indebtedness of others) except capital term certificates. A “capital term certificate” is defined as a note of CFC substantially in the form of the capital term certificates of CFC outstanding on the date of the indenture and any other indebtedness having substantially similar provisions as to subordination. As of May 31, 2003, CFC had $19.3 billion outstanding of senior indebtedness. Within the restrictions of the indenture, CFC was permitted to have outstanding an additional $36.9 billion of senior indebtedness.

Consolidation, Merger and Sale of Assets

      CFC may not consolidate with or merge into any other corporation or transfer its assets substantially as an entirety to any person unless:

•	the successor is a corporation organized under the laws of any domestic jurisdiction;

•	the successor corporation assumes CFC’s obligations under the indenture and the debt securities issued under the indenture;

•	immediately after giving effect to the transaction, no event of default and no event that, after notice or lapse of time, or both, would become an event of default, has occurred and is continuing; and

•	certain other conditions are met. (Section 801)

Modification of the Indenture

      Any actions that CFC or the trustee may take toward adding to CFC’s covenants, adding additional events of default, establishing the form or terms of debt securities of any series, changing or eliminating any restriction on the manner or place of payment of principal of or interest on bearer debt securities will not require the approval of any holder of debt securities. In addition, CFC or the trustee may cure ambiguities or inconsistencies in the indenture or make other provisions as long as no holders’ interests are materially and adversely affected. (Section 901)

      Under the indenture, CFC’s rights and obligations and the rights of the holders may be modified with the consent of the holders of at least a majority in principal amount of the then outstanding debt securities of all affected series. None of the following modifications, however, is effective against any holders without the consent of the holders of all the affected outstanding debt securities:

•	changing the maturity, installment or interest rate of any of the debt securities;

•	reducing the principal amount, any premium or the interest rate of any of the debt securities;

•	reducing the amount of the principal of original issue discount debt securities payable on any acceleration of maturity;

•	changing the currency, currencies or currency unit or units in which any principal, premium or interest of any of the debt securities is payable;

•	changing any of CFC’s obligations to maintain an office or agency in the places and for the purposes required by the Indenture;

•	impairing any right to take legal action for an overdue payment;

•	reducing the percentage required for modifications to or waivers of compliance with the indenture; or

•	with certain exceptions, modifying the provisions for the waivers of certain covenants and defaults and any of the foregoing provisions. (Section 902)

Waiver of Certain Covenants

      Under the indenture, CFC will not be required to comply with certain restrictive covenants (including that described above under “Restriction on Indebtedness”) if the holders of at least a majority in principal amount of all series of outstanding debt securities affected waive compliance with the restrictive covenants. (Section 1009)

Events of Default, Notice and Waiver

      Each of the following will constitute an event of default under the indenture with respect to the debt securities of any series:

•	failure to pay interest on any debt security for 30 days after the interest becomes due;

•	failure to pay the principal of or any premium on any of the debt securities when due;

•	failure to deposit any sinking fund payment when the payment becomes due;

•	failure to perform or breach of the covenant described above under “Restrictions on Indebtedness” that continues for 60 days after the default becomes known to an officer of CFC;

•	failure to perform or breach of any other covenants or warranties in the Indenture that continues for 60 days after notice from the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series;

•	certain events of bankruptcy, insolvency or reorganization of CFC; and

•	such other events as may be specified for each series. (Section 501)

      The indenture provides that if an event of default has happened and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of such series may declare the principal (or, if the debt securities are original issue discount debt securities, such portion of the principal amount as may be specified by the terms of such debt securities) of all of the outstanding debt securities of that series to be immediately due and payable. (Section 502)

      The indenture provides that the holders of at least a majority in principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. The trustee may act in any way that is consistent with these directions and may decline to act if any such direction is contrary to law or to the indenture or would involve the trustee in personal liability. (Section 507)

      The indenture provides that the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all of the outstanding debt securities of the series waive any past default with respect to such series and its consequences, except a default:

•	in the payment of the principal of or any premium or any interest on any of the debt securities of the series or;

•	in respect of a covenant or provision which, under the terms of the indenture, cannot be modified or amended without the consent of the holders of all of the outstanding debt securities of the series affected. (Section 508)

      The indenture contains provisions entitling the trustee, subject to the duty during an event of default in respect of any series of debt securities to act with the required standard of care, to be indemnified by the holders of the debt securities of the relevant series before proceeding to exercise any right or power at the request of those holders. (Sections 601 and 603)

      The indenture provides that the trustee will, within 90 days after the occurrence of a default in respect of any series of debt securities, give to the holders of the debt securities of that series notice of all uncured and unwaived defaults known to it. However, except in the case of a default in the payment of the principal of or any premium or any interest on, or any sinking fund or purchase fund installment with respect to, any of the debt securities of that series, the trustee will be protected in withholding this notice if it in good faith determines that the withholding of such notice is in the interest of those holders. The above notice shall not be given until at least 60 days after the occurrence of an event of default regarding the performance or breach of any covenant or warranty other than for the payment of the principal of or premium or any interest on, or any sinking fund installment with respect to, any of the debt securities of such series. The term default for the purpose of this provision only means any event that is, or after notice or lapse of time, or both, would become, an event of default with respect to the debt securities of that series. (Section 602)

      The indenture requires CFC to file annually with the trustee a certificate, executed by two officers of CFC, indicating whether CFC is in default under the indenture. (Section 1008)

Meetings

      The indenture contains provisions for convening meetings of the holders of debt securities of a series if debt securities of that series are issuable as bearer debt securities. (Section 1201) A meeting may be called at any time by the trustee, and also, upon request, by CFC or the holders of at least 10% in principal amount of the outstanding debt securities of such series, upon notice given in accordance with “Notices” below. (Section 1202) Persons entitled to vote a majority in principal amount of the outstanding debt securities of a series shall constitute a quorum at a meeting of holders of debt securities of the series. However, that in the absence of a quorum, a meeting, called by CFC or the trustee shall be adjourned for a period of at least 10 days, and in the absence of a quorum at the adjourned meeting, the meeting shall be further adjourned for a period of at least 10 days, at which further adjourned meeting persons entitled to vote 25% in aggregate principal amount of the outstanding debt securities of that series shall constitute a quorum. Except for any consent which must be given by the holder of each outstanding debt security affected thereby, as described above under “Modification of the Indenture”, and subject to the provisions described in the last sentence under this subheading, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the lesser of:

•	the holders of a majority in principal amount of the outstanding debt securities of that series and

•	66 2/3% in aggregate principal amount of outstanding debt securities of such series represented and voting at the meeting.

      However, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of outstanding debt securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the lesser of:

•	the holders of such specified percentage in principal amount of the outstanding debt securities of that series and

•	a majority in principal amount of outstanding debt securities of such series represented and voting at the meeting.

      Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with the Indenture will be binding on all holders of debt securities of that series and the related coupons. With respect to any consent, waiver or other action which the indenture expressly provides may be given by the holders of a specified percentage of outstanding debt securities of all series affected (acting as one class), only the principal amount of outstanding debt securities of any series represented at a meeting or adjourned meeting duly reconvened at which a quorum is present as described above and voting in favor of such action shall be counted for purposes of calculating the aggregate principal amount of outstanding debt securities of all series affected favoring such action. (Section 1204)

Notices

      Except as otherwise provided in the indenture, notices to holders of bearer debt securities will be given by publication at least once in a daily newspaper in The City of New York and London and in such other city or cities as may be specified in the bearer debt securities and will be mailed to the persons whose names and addresses were previously filed with the trustee, within the time prescribed for the giving of such notice. Notices to holders of registered debt securities will be given by mail to the address of those holders as they appear in the security register. (Section 106)

Title

      Title to any bearer debt security (including any bearer debt security in temporary or definitive global bearer form) and any coupons will pass by delivery. CFC, the trustee and any agent of CFC or the trustee may treat the bearer of any bearer debt security and the bearer of any coupon and the registered owner of any registered debt security as the absolute owner thereof (whether or not such debt security or coupon is overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes. (Section 308)

Replacement of Debt Securities and Coupons

      CFC will replace any mutilated debt security and any debt security with a mutilated coupon at the expense of the holder upon surrender of such mutilated debt security or debt security with a mutilated coupon to the trustee. CFC will replace debt securities or coupons that become destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of evidence of the destruction, loss or theft thereof satisfactory to CFC and the trustee. In the case of any coupon which becomes destroyed, stolen or lost, that coupon will be replaced upon surrender to the trustee of the debt security with all related coupons not destroyed, stolen or lost by issuance of a new debt security in exchange for the debt security to which such coupon relates. In the case of a destroyed, lost or stolen debt security or coupon an indemnity satisfactory to the trustee and CFC may be required at the expense of the holder of such debt security or coupon before a replacement debt security will be issued. (Section 306)

Satisfaction and Discharge; Defeasance

      At CFC’s request, the indenture will cease to be in effect as to CFC (except for certain obligations to register the transfer or exchange of debt securities and hold moneys for payment in trust) with respect to the debt securities when:

•	all the debt securities have been cancelled by the trustee, or;

•	in the case of debt securities and coupons not delivered to the trustee for cancellation; the debt securities or coupons have become due and payable, will become due and payable at their stated maturity within one year, or are to be called for redemption within one year, and, in each case, CFC has deposited with the trustee, in trust, money, and, in the case of debt securities and coupons denominated in U.S. dollars, U.S. government obligations or, in the case of debt securities and coupons denominated in a foreign currency, foreign government debt securities, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay in the currency, currencies or currency units or units in which the offered debt securities are payable all the principal of, and interest on, the offered debt securities on the dates such payments are due in accordance with the terms of the offered debt securities, or;

•	the debt securities or coupons are deemed paid and discharged in the manner described in the next paragraph. (Section 401)

      Unless the prospectus supplement relating to the offered debt securities provides otherwise, CFC at its option:

•	will be discharged from any and all obligations in respect of the offered debt securities (except for certain obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities and coupons, maintain paying agencies and hold moneys for payment in trust) or;

•	need not comply with certain restrictive covenants of the indenture (including those described above under “Restriction on Indebtedness”), in each case after CFC deposits with the trustee, in trust, money, and, in the case of debt securities and coupons denominated in U.S. dollars, U.S. government obligations or, in the case of debt securities and coupons denominated in a foreign currency, foreign government debt securities, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay in the currency, currencies or currency unit or units in which the offered debt securities are payable all the principal of, and interest on, the offered debt securities on the dates such payments are due in accordance with the terms of the offered debt securities.

      Among the conditions to CFC’s exercising any such option, CFC is required to deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the offered debt securities to recognize income, gain or loss for United States federal income tax purposes and that the holders will be subject to United States federal income tax in the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred. (Section 403)

      At CFC’s request, the trustee will deliver or pay to CFC any U.S. government obligations, foreign government securities or money deposited, for the purposes described in the preceding two paragraphs, with the trustee by CFC and which, in the opinion of a nationally-recognized firm of independent public accountants, are in excess of the amount which would then have been required to be deposited for such purposes. In addition, the trustee, in exchange for, simultaneously, other U.S. government obligations, foreign government securities or money, will deliver or pay to CFC, at CFC’s request, U.S. government obligations, foreign government securities or money deposited with the trustee for the purposes described in the preceding two paragraphs, if, in the opinion of a nationally-recognized firm of independent public accountants, immediately after such exchange, the obligations, securities or money then held by the trustee will be in the amount then required to be deposited with the trustee for such purposes. (Section 403)

Governing Law

      The indenture, the debt securities and the coupons will be governed by, and construed in accordance with, the laws of the State of New York. (Section 113)

The Trustee

      U.S. Bank National Association is the trustee under the indenture.

LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

      Under U.S. federal tax laws, certain limitations on offers, sales and delivery apply to bearer debt securities. CFC will set forth these limitations, as well as additional information regarding the U.S. federal income tax consequences in respect of a bearer debt security, in any prospectus supplement providing for the issuance of bearer debt securities.

UNITED STATES TAXATION

General

      This section summarizes the material U.S. tax consequences to holders of debt securities. However, the discussion is limited in the following ways:

•	The discussion only covers you if you buy your debt securities in the initial offering of a particular issuance of debt securities.

•	The discussion only covers you if you hold your debt securities as a capital asset (that is, for investment purposes), your “functional currency” is the U.S. dollar and if you do not have a special tax status.

•	The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of debt securities such as your holding debt securities in connection with a hedging, straddle or conversion transaction. We suggest that you consult your tax advisor about the consequences of holding debt securities in your particular situation.

•	The discussion is based on current law. Changes in the law may change the tax treatment of the debt securities.

•	The discussion does not cover state, local or foreign law.

•	The discussion does not cover every type of debt security that we might issue. If we intend to issue a debt security of a type not described in this summary, additional tax information will be provided in the prospectus supplement for the debt security.

•	We have not requested a ruling from the IRS on the tax consequences of owning the debt securities. As a result, the IRS could disagree with portions of this discussion.

      If you are considering buying debt securities, we suggest that you consult your tax advisors about the tax consequences of holding the debt securities in your particular situation.

Tax Consequences to U.S. Holders

      This section applies to you if you are a “U.S. holder”. A “U.S. holder” is:

•	an individual U.S. citizen or resident alien;

•	a corporation or entity taxable as a corporation for U.S. Federal income tax purposes that was created under U.S. law (federal or state);

•	an estate whose worldwide income is subject to U.S. Federal income tax; or

•	a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and if one or more U.S. persons have the authority to control all substantial decisions of the trust, or if it has validly elected to be treated as a U.S. person.

      If a partnership holds debt securities, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding debt securities, we suggest that you consult your tax advisor.

     Interest

      The tax treatment of interest paid on the debt securities depends upon whether the interest is “qualified stated interest.” A debt security may have some interest that is qualified stated interest and some that is not.

      “Qualified stated interest” is any interest that meets all the following conditions:

•	It is payable at least once each year.

•	It is payable over the entire term of the debt security.

•	It is payable at a single fixed rate or at a specified variable rate.

•	The debt security has a maturity of more than one year from its issue date.

      If any interest on a debt security is qualified stated interest, then

•	If you are a cash method taxpayer (as are most individual holders), you must report that interest in your income when you receive it.

•	If you are an accrual method taxpayer, you must report that interest in your income as it accrues.

      If any interest on a debt security is not qualified stated interest, it is subject to the rules for original issue discount (“OID”) described below.

     Determining Amount of OID

      Debt securities that have OID are subject to additional tax rules. The amount of OID on a debt security is determined as follows:

•	The amount of OID on a debt security is the “stated redemption price at maturity” of the debt security minus the “issue price” of the debt security. If this amount is zero or negative, there is no OID.

•	The “stated redemption price at maturity” of a debt security is the total amount of all principal and interest payments to be made on the debt security, other than qualified stated interest.

•	The “issue price” of a debt security is the first price at which a substantial amount of the debt securities are sold to the public.

•	Under a special rule, if the OID determined under the general formula is very small, it is disregarded and not treated as OID. This disregarded OID is called “de minimis OID.” If all the interest on a debt security is qualified stated interest, this rule applies if the amount of OID is less than the following items multiplied together: (a) .25% ( 1/4 of 1%), (b) the number of full years from the issue date to the maturity date of the debt security, and (c) the principal amount.

     Accrual of OID Into Income

      If a debt security has OID, the following consequences arise:

•	You must include the total amount of OID as ordinary income over the life of the debt security.

•	You must include OID in income as the OID accrues on the debt securities, even if you are on the cash method of accounting. This means that you are required to report OID income, and in some cases pay tax on that income, before you receive the cash that corresponds to that income.

•	OID accrues on a debt security on a “constant yield” method. This method takes into account the compounding of interest. Under this method, the accrual of OID on a debt security, combined with the inclusion into income of any qualified stated interest on the debt security, will result in you being taxable at approximately a constant percentage of your unrecovered investment in the debt security.

•	The accruals of OID on a debt security will generally be less in the early years and more in the later years.

•	If any of the interest paid on the debt security is not qualified stated interest, that interest is taxed solely as OID. It is not separately taxed when it is paid to you.

•	Your tax basis in the debt security is initially your cost. It increases by any OID (not including qualified stated interest) you report as income. It decreases by any principal payments you receive on the debt security, and by any interest payments you receive that are not qualified stated interest.

     Debt Securities Subject to Additional Tax Rules

      Additional or different tax rules apply to several types of debt securities that we may issue.

      Short-term debt securities: We may issue debt securities with a maturity of one year or less. These are referred to as “short-term debt securities.”

•	No interest on these debt securities is qualified stated interest. Otherwise, the amount of OID is calculated in the same manner as described above.

•	You may make certain elections concerning the method of accrual of OID on short-term debt securities over the life of the debt securities.

•	If you are an accrual method taxpayer, a bank, a debt securities dealer, or in certain other categories, you must include OID in income as it accrues.

•	If you are a cash method taxpayer not subject to the accrual rule described above, you do not include OID in income until you actually receive payments on the debt security. Alternatively, you can elect to include OID in income as it accrues.

•	Two special rules apply if you are a cash method taxpayer and you do not include OID in income as it accrues. First, if you sell the debt security or it is paid at maturity, and you have a taxable gain, then the gain is ordinary income to the extent of the accrued OID on the debt security at the time of the sale that you have not yet taken into income. Second, if you borrow money (or do not repay outstanding debt) to acquire or hold the debt security, then while you hold the debt security you cannot deduct any interest on the borrowing that corresponds to accrued OID on the debt security until you include the OID in your income.

      Floating rate debt securities: Floating rate debt securities are subject to special OID rules.

•	If the interest rate is based on a single fixed formula based on the cost of newly borrowed funds or other objective financial information (which in either case may include a fixed interest rate for the initial period), all the interest will be qualified stated interest. The amount of OID (if any), and the method of accrual of OID, will then be calculated by converting the debt security’s initial floating rate into a fixed rate and by applying the general OID rules described above.

•	If the debt security has more than one formula for interest rates, it is possible that the combination of interest rates might create OID. We suggest that you consult your tax advisor concerning the OID accruals on any floating rate debt security.

      Foreign currency debt securities: A “foreign currency debt security” is a debt security denominated in a currency other than U.S. dollars. Special tax rules apply to these debt securities:

•	If you are a cash method taxpayer, you will be taxed on the U.S. dollar value of any foreign currency you receive as interest. The dollar value will be determined as of the date when you receive the payments.

•	If you are an accrual method taxpayer, you must report interest income as it accrues. You can use the average foreign currency exchange rate during the relevant interest accrual period (or, if that period spans two taxable years, during the portion of the interest accrual period in the relevant taxable year). In this case, you will make an adjustment upon receipt of the foreign currency to reflect actual exchange rates at that time. Certain alternative elections may also be available.

•	Any OID on foreign currency debt securities will be determined in the relevant foreign currency. You must accrue OID in the same manner that an accrual basis holder accrues interest income.

•	Your initial tax basis in a foreign currency debt security is the amount of U.S. dollars you pay for the debt security (or, if you pay in foreign currency, the U.S. dollar value of that foreign currency on the purchase date). Adjustments are made to reflect OID and other items as described above.

•	If you collect foreign currency upon the maturity of the debt security, or if you sell the debt security for foreign currency, your gain or loss will be based on the U.S. dollar value of the foreign currency you receive. For a publicly traded foreign currency debt security, this value is determined for cash basis taxpayers on the settlement date for the sale of the debt security, and for accrual basis taxpayers on the trade date for the sale (although such taxpayers can also elect the settlement date). You will then have a tax basis in the foreign currency equal to the value reported on the sale.

•	Any gain or loss on the sale or retirement of a debt security will be ordinary income or loss to the extent it arises from currency fluctuations between your purchase date and sale date. Any gain or loss on the sale of foreign currency will also be ordinary income or loss.

      Other categories of debt securities: Additional rules may apply to certain other categories of debt securities. The prospectus supplement for these debt securities may describe these rules. In addition, we suggest that you consult your tax advisor in these situations. These categories of debt securities include:

•	debt securities with contingent payments;

•	debt securities that you can put to CFC before their maturity;

•	debt securities that are callable by CFC before their maturity, other than typical calls at a premium;

•	indexed debt securities with an index tied to currencies; and

•	Debt securities that are extendable at your option or at the option of CFC.

     Premium and Discount

      Additional special rules apply in the following situations involving discount or premium:

•	If you buy a debt security in the initial offering for more than its stated redemption price at maturity, the excess amount you pay will be “bond premium.” You can use bond premium to reduce your taxable interest income over the life of your debt security.

•	Similarly, if a debt security has OID and you buy it in the initial offering for more than the issue price, the excess (up to the total amount of OID) is called “acquisition premium.” The amount of OID you are required to include in income will be reduced by this amount over the life of the debt security.

•	If you buy a debt security in the initial offering for less than the initial offering price to the public, special rules concerning “market discount” may apply.

      Appropriate adjustments to tax basis are made in these situations. We suggest that you consult your tax advisor if you are in one of these situations.

     Accrual Election

      You can elect to be taxed on the income from the debt security in a different manner than described above. Under the election:

•	No interest is qualified stated interest.

•	You include amounts in income as it economically accrues to you. The accrual of income is in accordance with the constant yield method, based on the compounding of interest. The accrual of income takes into account stated interest, OID (including de minimis OID), market discount, and premium.

•	Your tax basis is increased by all accruals of income and decreased by all payments you receive on the debt security.

     Sale or Retirement of Debt Securities

      On your sale or retirement of your debt security:

•	You will have taxable gain or loss equal to the difference between the amount received by you and your tax basis in the debt security. Your tax basis in the debt security is your cost, subject to certain adjustments.

•	Your gain or loss will generally be capital gain or loss, and will be long term capital gain or loss if you held the debt security for more than one year. For an individual, the maximum tax rate on long term capital gains is 15% for gains realized prior to January 1, 2009 and 20% for gains realized thereafter.

•	If (a) you purchased the debt security with de minimis OID, (b) you did not make the election to accrue all OID into income, and (c) you receive the principal amount of the debt security upon the sale or retirement, then you will generally have capital gain equal to the amount of the de minimis OID.

•	If you sell the debt security between interest payment dates, a portion of the amount you receive reflects interest that has accrued on the debt security but has not yet been paid by the sale date. That amount is treated as ordinary interest income and not as sale proceeds.

•	All or part of your gain may be ordinary income rather than capital gain in certain cases. These cases include sales of short-term debt securities, debt securities with market discount, debt securities with contingent payments, or foreign currency debt securities.

     Information Reporting and Backup Withholding

      Under the tax rules concerning information reporting to the IRS:

•	Assuming you hold your debt securities through a broker or other securities intermediary, the intermediary must provide information to the IRS concerning interest, OID and retirement or sale proceeds on your debt securities, unless an exemption applies.

•	Similarly, unless an exemption applies, you must provide the intermediary with your taxpayer identification number for its use in reporting information to the IRS. If you are an individual, this is your social security number. You are also required to comply with other IRS requirements concerning information reporting.

•	If you are subject to these requirements but do not comply, the intermediary must withhold 28% of all amounts payable to you this year on the debt securities (including principal payments). The backup withholding rate that would apply to such amounts payable to you in the future is 28% through 2010 and 31% thereafter. If the intermediary withholds, you may claim the withheld amount as a credit against your federal income tax liability.

•	All individuals are subject to these requirements. Some holders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

Tax Consequences to Non-U.S. Holders

      This section applies to you if you are a “Non-U.S. holder.” A “Non-U.S. holder” is a holder of debt securities that is not a U.S. holder.

     Withholding Taxes

      Generally, payments of principal and interest (including OID) on the debt securities will not be subject to U.S. withholding taxes.

      However, for the exemption from withholding taxes to apply to you, you must meet one of the following requirements.

•	You provide a completed Form W-8BEN (or substitute form) to the bank, broker or other intermediary through which you hold your debt securities. The Form W-8BEN contains your name, address and a statement that you are the beneficial owner of the debt securities and that you are a Non-U.S. holder.

•	You hold your debt securities directly through a “qualified intermediary”, and the qualified intermediary has sufficient information in its files indicating that you are not a U.S. holder. A qualified intermediary is a bank, broker or other intermediary that (1) is either a U.S. or non-U.S. entity, (2) is acting out of a non-U.S. branch or office and (3) has signed an agreement with the IRS providing that it will administer all or part of the U.S. tax withholding rules under specified procedures.

•	You are entitled to an exemption from withholding tax on interest under a tax treaty between the U.S. and your country of residence. To claim this exemption, you must generally complete Form W-8BEN and claim this exemption on the form. In some cases, you may instead be permitted to provide documentary evidence of your claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files.

•	The interest income on the debt securities is effectively connected with the conduct of your trade or business in the U.S., and is not exempt from U.S. tax under a tax treaty. To claim this exemption, you must complete Form W-8ECI.

      Even if you meet one of the above requirements, interest paid to you will be subject to withholding tax under any of the following circumstances:

•	The withholding agent or an intermediary knows or has reason to know that you are not entitled to an exemption from withholding tax. Specific rules apply for this test.

•	The IRS notifies the withholding agent that information that you or an intermediary provided concerning your status is false.

•	An intermediary through which you hold the debt securities fails to comply with the procedures necessary to avoid withholding taxes on the debt securities. In particular, an intermediary is generally required to forward a copy of your Form W-8BEN (or other documentary information concerning your status) to the withholding agent for the debt securities. However, if you hold your debt securities through a qualified intermediary— or if there is a qualified intermediary in the chain of title between you and the withholding agent for the debt securities— the qualified intermediary will not generally forward this information to the withholding agent.

•	The amount of interest payable on a debt security is based on the earnings of CFC or certain other contingencies. If this exception applies, additional information will be provided in the prospectus supplement.

      Interest payments made to you will generally be reported to the IRS and to you on Form 1042-S. However, this reporting does not apply to you if one of the following conditions applies:

•	You hold your debt securities directly through a qualified intermediary and the applicable procedures are complied with.

•	You file Form W-8ECI.

•	The debt securities have an original maturity of 183 days or less from their issue date.

      The rules regarding withholding are complex and vary depending on your individual situation. They are also subject to change. In addition, special rules apply to certain types of non-U.S. holders of debt securities, including partnerships, trusts, and other entities treated as pass-through entities for U.S. federal income tax purposes. We suggest that you consult with your tax advisor regarding the specific methods for satisfying these requirements.

     Sale or Retirement of Debt Securities

      If you sell a debt security or it is redeemed, you will not be subject to Federal income tax on any gain unless one of the following applies:

•	The gain is connected with a trade or business that you conduct in the U.S.

•	You are an individual, you were present in the U.S. for at least 183 days during the year in which you disposed of the debt security, and certain other conditions are satisfied.

•	The gain represents accrued interest or OID, in which case the rules for interest would apply.

     U.S. Trade or Business

      If you hold your debt security in connection with a trade or business that you are conducting in the U.S.:

•	Any interest on the debt security, and any gain from disposing of the debt security, generally will be subject to U.S. Federal income tax as if you were a U.S. holder.

•	If you are a corporation, you may be subject to the “branch profits tax” on your earnings that are connected with your U.S. trade or business, including earnings from the debt security. This tax is 30%, but may be reduced or eliminated by an applicable income tax treaty.

     Information Reporting and Backup Withholding

      U.S. rules concerning information reporting and backup withholding are described above. These rules apply to Non-U.S. holders as follows:

•	Principal and interest payments you receive will be automatically exempt from the usual rules if you are a Non-U.S. holder exempt from withholding tax on interest, as described above. The exemption does not apply if the withholding agent or an intermediary knows or has reason to know that you should be subject to the usual information reporting or backup withholding rules. In addition, as described above, interest payments made to you may be reported to the IRS on Form 1042-S.

•	Sale proceeds you receive on a sale of your debt securities through a broker may be subject to information reporting and/or backup withholding if you are not eligible for an exemption. In particular, information reporting and backup withholding may apply if you use the U.S. office of a broker, and information reporting (but not backup withholding) may apply if you use the foreign office of a broker that has certain connections to the U.S. We suggest that you consult your tax advisor concerning information reporting and backup withholding on a sale.

CERTAIN EUROPEAN UNION TAX MATTERS

      The Council of the European Union approved, on June 3, 2003, Council Directive 2003/48/EC regarding the taxation of saving income. Under this directive, if a paying agent for interest on a debt claim is resident in one member state of the European Union and an individual who is the beneficial owner of the interest is a resident of another member state, then the former member state will be required to provide information (including the identity of the recipient) to authorities of the latter member state. “Paying agent” is defined broadly for this purpose and generally includes any agent of either the payor or payee. This requirement is subject to the right of Belgium, Luxembourg and Austria to opt instead to withhold tax on the interest during a transitional period (initially at a rate of 15% but rising in steps to 35% after six years).

      Each member state is required to adopt and publish the laws, regulations and administrative provisions necessary to comply with the directive before January 1, 2004. These provisions will be effective on January 1, 2005, but only if, at least six months before that date, the Council determines by unanimous vote that certain nonmember states have agreed to take similar actions effective on the same date. If the Council does not so determine, the effective date will be delayed. No assurance can be given as to whether, or on what date, the directive or any similar provision might become effective.

PLAN OF DISTRIBUTION

      CFC may sell the debt securities being offered hereby:

•	directly to purchasers,

•	through agents or

•	through underwriters or dealers which may include ABN AMRO Incorporated, Banc of America Securities LLC, Banc One Capital Markets, Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Scotia Capital (USA) Inc., and UBS Securities LLC.

      Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a reasonable best-efforts basis for the period of its appointment.

      If underwriters are utilized in the sale, CFC will enter into an underwriting agreement with those underwriters and the names of the underwriters and the terms of the transaction will be set forth in the supplement, which will be used by the underwriters to make resales of the debt securities or warrants in respect of which this prospectus is delivered to the public.

      If a dealer is utilized in the sale of any of the debt securities, CFC will sell those debt securities to the dealer, as principal. The dealer may then resell the debt securities to the public at varying prices to be determined by the dealer at the time of resale.

      The agents and underwriters may be deemed to be underwriters and any discounts, commissions or concessions received by them from CFC or any profit on the resale of offered debt securities or warrants by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any such person who may be deemed to be an underwriter and any such compensation received from CFC will be described in the prospectus supplement.

      Under agreements entered into with CFC, agents and underwriters who participate in the distribution of offered debt securities may be entitled to indemnification by CFC against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make.

      If indicated in the prospectus supplement, CFC will authorize agents and underwriters to solicit offers by certain institutions to purchase offered debt securities from CFC at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Each contract will be for an amount not less than, and unless CFC otherwise agrees the aggregate principal amount of offered debt securities sold pursuant to contracts will be not less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to CFC’s approval. Contracts will not be subject to any conditions except that the purchase by an institution of the offered debt securities covered by its contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject. A commission indicated in the prospectus supplement will be granted to agents and underwriters soliciting purchases of offered debt securities pursuant to a contract accepted by CFC. Agents and underwriters will have no responsibility in respect of the delivery or performance of contracts.

      The place and time of delivery for the offered debt securities in respect of which this prospectus is delivered are set forth in the supplement.

      Each underwriter, dealer and agent participating in the distribution of any offered debt securities which are issuable in bearer form will agree that it will not offer, sell or deliver, directly or indirectly, offered debt securities in bearer form in the United States or its possessions or to United States persons (other than qualifying financial institutions) in connection with the original issuance of the offered debt securities. See “Limitations on Issuance of Bearer Securities”.

      All offered debt securities will be a new issue of debt securities with no established trading market. Any underwriters to whom offered debt securities are sold by CFC for public offering and sale may make a market in such offered debt securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any offered debt securities.

      Certain of the underwriters or agents and their associates may engage in transactions with and perform services for CFC in the ordinary course of business.

      In connection with offerings made hereby, the underwriters or agents may purchase and sell the debt securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriters or agents in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the debt securities, and short positions created by the underwriters or agents involve the sale by the underwriters or agents of a greater aggregate principal amount of debt securities than they are required to purchase from CFC. The underwriters or agents also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the debt securities sold in an offering may be reclaimed by the underwriters or agents if such debt securities are repurchased in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the debt securities, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

LEGAL OPINIONS

      The validity of the debt securities offered hereby and certain United States Federal income tax matters will be passed upon for CFC by Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, New York. The agents or underwriters, if any, will be represented by Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York.

EXPERTS

      The combined financial statements of CFC appearing in CFC’s 2003 Annual Report on Form 10-K at May 31, 2003 and 2002, and for the years then ended have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The combined financial statements for the fiscal year ended May 31, 2001 incorporated by reference in this prospectus and registration statement were audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

      On April 16, 2002, CFC engaged Ernst & Young LLP to perform the May 31, 2002 year end audit, replacing former auditor Arthur Andersen LLP.

      On June 15, 2002, Arthur Andersen LLP was convicted of federal obstruction of justice arising from the government’s investigation of its role as auditors for Enron Corporation. Arthur Andersen LLP personnel who were involved with the Enron Corporation account had no involvement with the audit of CFC’s financial statements for the fiscal year ended May 31, 2001. The audit partner and manager primarily responsible for CFC’s audited financial statements for the fiscal year ended May 31, 2001, as well as other personnel of Arthur Andersen LLP’s Vienna, Virginia office, have left Arthur Andersen LLP. As a result, Arthur Andersen LLP is no longer in a position to consent to the inclusion or incorporation by reference in any prospectus of its report on such financial statements, and CFC has dispensed with the requirement to file the consent in reliance upon Rule 437a under the Securities Act of 1933.

      Due to the lack of Arthur Andersen LLP’s written consent to the incorporation by reference of its reports in this prospectus, Arthur Andersen LLP may not have any liability under Section 11 of the Securities Act of 1933 for false and misleading statements or omissions contained in this prospectus, including the financial statements. Any other claims against Arthur Andersen LLP related to any such false and misleading statements or omissions will be limited.

National Rural Utilities
Cooperative Finance Corporation